Exhibit 99.4

Notice to ASX/LSE

Rio Tinto announces details of board-led heritage process review

19 June 2020

Rio Tinto has launched a board-led review of its heritage management processes within Iron Ore following the events at Juukan Gorge, with a focus on recommending improvements to the effectiveness of its internal processes and governance.

The review will be conducted by Michael L’Estrange AO, an independent non-executive director of Rio Tinto, and will seek input from Rio Tinto employees and the Puutu Kunti Kurrama and Pinikura people (PKKP). The review will be informed through engagement with Indigenous leaders, Traditional Owners and subject matter experts.

The review will focus on events at Juukan Gorge and appraise Rio Tinto’s internal heritage standards, procedures, reporting and governance, and will examine the company’s relationship and communications with the PKKP.

The review will commence immediately, with the final report targeted by October 2020, subject to completion of consultative processes with relevant stakeholders.

The review will complement and inform Rio Tinto’s cooperation with the Inquiry by the Joint Standing Committee on Northern Australia. Rio Tinto will also continue to support the West Australian government’s planned reform of the Aboriginal Heritage Act 1972 (WA).

Simon Thompson, chairman of Rio Tinto, said “On behalf of the Rio Tinto board, I would like to apologise to the Puutu Kunti Kurrama and Pinikura people. The decision to conduct a board-led review of events at Juukan Gorge reflects our determination to learn lessons from what happened and to make any necessary improvements to our heritage processes and governance. I am very grateful to Michael for agreeing to conduct the review on behalf of the board.”

J-S Jacques, chief executive of Rio Tinto, said “Our immediate priority is to regain the trust of Traditional Owners, starting with the Puutu Kunti Kurrama and Pinikura people. We very much look forward to incorporating the findings of the board-led review into our heritage processes and approach.”

Michael L’Estrange AO has been an independent non-executive director of Rio Tinto since 2014. His other appointments have included Secretary to the Cabinet (1996-2000), Australian High Commissioner to the United Kingdom (2000-2005) and Secretary of the Department of Foreign Affairs and Trade (2005-2009).

The review will be made public.

Contacts

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Media Relations, United Kingdom
Illtud Harri
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Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.